Mail Stop 3010

December 23, 2009

Ms. Pamela A. Little
Chief Financial Officer
ATS Corporation
7925 Jones Branch Drive
McLean, VA 22102

>   **Re: ATS Corporation**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 0-51552**

Dear Ms. Little:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2008

Form 10-K Cover Page

1. We note that you have checked the box indicating your status as a "non-accelerated filer." Please tell us why you should not be considered a "smaller reporting company" as defined in Rule 12b-2 of the Exchange Act. We note that your public float for your common stock was less than $75 million. Please note that a company that qualifies as a smaller reporting company is required to check the appropriate box on its filings. See Release No. 33-8876 (Dec. 19, 2007), Section III.F.3.

Item 9A. Controls and Procedures, pages 37

2. Please amend your filing to provide a conclusion on the effectiveness of disclosure controls and procedures in accordance with Item 307 of Regulation S-K.

Financial Statements

Consolidated Statements of Operations, page 47

3. Please tell us why you present two captions entitled "Net (loss) income" within your consolidated statements of operations.

Note 17 – Income Taxes, pages 76 to 77

4. We note that you have recorded a valuation allowance of approximately $141,000 on a net deferred tax asset of $6.7 million as of December 31, 2008. Please explain why the valuation allowance is not larger in light of net losses recorded in the past two years as well as the impairments which were taken on goodwill and intangible assets during 2008 which you attributed to discounted cash flow analysis "reflecting unique business characteristics and future earnings potential".

Comments on Proxy Statement

Executive Compensation, page 23

Compensation Structure/Elements, page 25

5. We note that you review compensation paid to executive officers of your peer group. To the extent you awarded compensation to an executive officer that was above or below the median of those in your peer group, please identify the officer and tell us why you awarded compensation to the officer at a level that was above

or below the median. Please include this disclosure in future filings and tell us how you intend to comply.

Annual Incentive Bonus, page 26

6. For each executive officer, please disclose the individual performance goals that are applicable to each named executive officer when determining their bonus payments and how they compared to actual results. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Long-Term Equity Incentive Compensation, page 27

7. Please clarify whether there are any performance measures applicable to long-term equity incentive awards or if these awards are discretionary. Please include this disclosure in future filings and tell us how you intend to comply.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. Little
ATS Corporation
December 23, 2009
Page 4

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Jennifer Gowetski, Staff Attorney at (202) 551-3401 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief